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Olivia Hale · 3rd

Biomedical Engineer at Neuroparticle Corporation

Washington, District Of Columbia · 500+ connections ·

Contact info

 **Neuroparticle Corporation**

 **Northeastern University**

About

I appreciate drawing connections across disparate fields of science including biomedical engineering, nanotechnology, and electrical engineering. I currently work at Neuroparticle Corporation as a biomedical engineer
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Experience

 **Biomedical Engineer**
Neuroparticle Corporation · Full-time
Aug 2019 – Present · 5 mos
North Bethesda, MD

Weinberg Medical Physics LLC
1 yr 8 mos

 **Biomedical Engineer**
Mar 2018 – Aug 2019 · 1 yr 6 mos
Washington D.C. Metro Area

 **Biomedical Engineering Consultant**
Jan 2018 – Mar 2018 · 3 mos
Rockville, MD

Helping to design the software and hardware of a compact, low-power, ultra-fast MRI machine for image guided therapy.

Graduate Student Researcher
Clark Lab Northeastern University
Sep 2016 – Jan 2018 · 1 yr 5 mos
Boston, MA

Erythrocyte Encapsulation of Nanosensors (Master's Thesis): The goal is to fabricate ion selective optodes (optical nanosensors with ion selective imaging) for the detection of lithium concentrations within the physiological range of bipolar disorder treatment. These lithium detecting optodes are then encapsulated in red blood cell membrane to increase cir ...see more

  Nanosensors

Private Tutor

Boston Tutoring Company
Mar 2017 – Dec 2017 · 10 mos
West Roxbury, Massachusetts
Help students from elementary to high school prepare for ISEE and SAT testing and help students having difficulty in their normal academic courses.


BOSTONTUTORINGCEN TER.COM

Undergraduate Researcher in Single Particle Tracking
Precision Engineering Research Laboratory
Sep 2015 – May 2016 · 9 mos
Photonics, Boston University, Boston, MA

Tracked the local flow velocities of nanoparticles through porous media at a desired flow rate in 3D. Constructed a flow cell, filled it with glass beads to create micron sized pores, and used a wide field microscope to image the fluorescent nanoparticles moving at ten microns per second. We then wrote an algorithm in MATLAB to track the nanoparticles within the ...see more

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Education



Northeastern University
Master's Degree, Bioengineering and Biomedical Engineering, Alumni
2016 – 2017

MS in Bioengineering from Northeastern University's College of Engineering with a concentration in Biomedical Devices and thesis research in targeted drug monitoring nano- and micro- particles.



Boston University
Bachelor's Degree, Biomedical/Medical Engineering, Alumni
2012 – 2016
Activities and Societies: Boston University Women's Club Soccer

BS in Biomedical Engineering with a minor in Electrical Engineering, a concentration in Nanotechnology, and research in single particle tracking of quantum dots and diagnostic nanoparticle fabrication and characterization.

Berlin High School
High School, Bioengineering and Biomedical Engineering
2009 – 2012

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Volunteer Experience



Patient Transporter at The Hospital of Central Connecticut
The Hospital of Central Connecticut

Skills & Endorsements

Biomedical Engineering · 7

 Endorsed by **3 of Olivia's colleagues at Boston University**

Microsoft Excel · 6

 Endorsed by **3 of Olivia's colleagues at Boston University**

Matlab · 6

 Endorsed by **3 of Olivia's colleagues at Boston University**

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Accomplishments

40   **Courses**

Advances in Nanomaterials • Analog Electronics • Auditory Systems and Hearing Processes • Biomedical Measurements 1 & 2 • Biomedical Senior Project 1 & 2 • Business Technology Innovation • Calc 1 & 2 • Control Systems Biology • Design of Biomedical Instrumentation • Design of Implants • Design, Manufacture, and Evaluation of Medical Devices • Differential Equations • Electric Circuit Theory • Elementary Modern Physics • Engineering Mechanics • Gen Chem 1 & 2 • Gen Physics 1 & 2 • General Psychology • Intro to Cultural Anthropology • Intro to Electronics...

2   **Languages**

English • Spanish (conversational)